                                                                    Exhibit 99.1


              AMDOCS LIMITED REPORTS RECORD REVENUE OF $691 MILLION

 AMDOCS REPORTS 26% GROWTH IN QUARTERLY DILUTED NON-GAAP EARNINGS PER SHARE
               TO $0.53; DILUTED GAAP EARNINGS PER SHARE OF $0.42


Key highlights:

o     First quarter revenue increased 18% to $691 million

o 26% increase in first quarter diluted non-GAAP EPS, excluding acquisition-related costs and equity-based compensation expense, net of related tax effects, to $0.53

o     Diluted GAAP EPS of $0.42

o     Free cash flow of $49 million

o Announced pending acquisition of SigValue Technologies, Inc., expanding Amdocs offering for fast-growing emerging markets

o Second quarter fiscal 2007 guidance: Expected revenue of approximately $705 million and diluted non-GAAP EPS of $0.49 - $0.51, excluding acquisition-related costs, restructuring charges and approximately $0.05-$0.06 per share of equity-based compensation expense, net of related tax effects. Diluted GAAP EPS is expected to be approximately $0.35-$0.39

o Updated fiscal 2007 guidance: Expected revenue of approximately $2.83-$2.91 billion and diluted non-GAAP EPS of $2.02-$2.12, which exclude acquisition-related costs, restructuring charges and approximately $0.21-$0.24 per share of equity-based compensation expense, net of related tax effects. Diluted GAAP EPS is expected to be approximately $1.54-$1.68

ST. LOUIS, MO -- JANUARY 17, 2007 -- Amdocs Limited (NYSE: DOX) today reported that for the quarter ended December 31, 2006, revenue was $691.0 million, an increase of 17.7% from last year's first quarter. Net income on a non-GAAP basis was $118.1 million, or $0.53 per diluted share (excluding acquisition-related costs, which include amortization of purchased intangible assets, and excluding equity-based compensation expense, net of related tax effects, of $24.8 million), compared to non-GAAP net income of $90.0 million, or $0.42 per diluted share, in the first quarter of fiscal 2006 (excluding acquisition-related costs, which include amortization of purchased intangible assets, and equity-based compensation expense, net of related tax effects, of $14.7 million). The Company's GAAP net income was $93.3 million, or $0.42 per diluted share, compared to GAAP net income of $75.3 million, or $0.36 per diluted share, in the first quarter of fiscal 2006. Free cash flow for the quarter was $49.1 million, comprised of cash flow from operations of $99.1 million less $50.0 million in net capital expenditures.

In the first quarter of fiscal 2007, the Company successfully resolved a tax audit of a prior fiscal year that resulted in the release of certain tax reserves and a decrease in income tax expense for the quarter. The release of tax reserves attributable to the conclusion of the tax audit, as well as changes in the Company's tax reserves made during the quarter in the ordinary course of business, accounted for $8.7 million of the Company's non-GAAP net income for the quarter of $118.1 million. Excluding the effect of this release, the Company would have reported non-GAAP EPS of $0.50 and GAAP EPS of $0.38. The Company expects its non-GAAP effective tax rate for fiscal 2007 (excluding the tax effect of acquisition-related costs, restructuring charges and equity-based compensation expense) to be between 14% and 17%. The GAAP effective tax rate is expected to be between 10% and 14%.

"We are pleased to report another quarter with record revenue and strong earnings," said Dov Baharav, chief executive officer of Amdocs Management Limited. "Overall, our existing business remains strong. Transformation projects driven by the need to address consolidation and convergence continue to drive demand for our products and services. The adoption of large transformation projects is somewhat slower than we had been predicting and this has caused us to slightly reduce our revenue estimate for fiscal 2007. We continue to see these consolidation and convergence projects as a long-term industry trend which should provide Amdocs with growth opportunities for years to come. We recognize that we operate in a challenging and changing environment. We remain focused on executing on our strategy and remain optimistic regarding our outlook for fiscal 2007 and beyond."

Amdocs new business included 13 wins across geographies and lines of business, including some smaller deals related to the recent Cramer and Qpass acquisitions. A customer in Asia has signed a five-year contract which will include an upgrade to Amdocs 7 functionality to support its more than 10 million subscribers. Amdocs will be the systems integrator for this deployment. In Europe, another existing customer has chosen to upgrade to Amdocs 7. The OSS division of Amdocs, which includes Cramer, continued its success with several new deals with customers in North America, Europe and elsewhere. An existing Amdocs customer has signed a five year agreement to support its billing, ordering and CRM systems.


FINANCIAL OUTLOOK

Amdocs expects that revenue for the second quarter of fiscal 2007 will be approximately $705 million. Diluted earnings per share on a non-GAAP basis for the second quarter are expected to be $0.49-$0.51, excluding acquisition-related costs, restructuring charges and the impact of approximately $0.05-$0.06 per share of equity-based compensation expense, net of related tax effects. Diluted GAAP EPS is expected to be approximately $0.35-$0.39.

In connection with some restructuring and cost containment actions, Amdocs expects to incur a pre-tax charge of approximately $6 to $9 million in the quarter ended March 31, 2007, primarily for severance and other employee-related items.

Updated fiscal 2007 guidance: Expected revenue of approximately $2.83-$2.91 billion and diluted non-GAAP EPS of $2.02-$2.12, which excludes acquisition-related costs, restructuring charges and approximately $0.21-$0.24 per share of equity-based compensation expense, net of related tax effects. Diluted GAAP EPS is expected to be approximately $1.54-$1.68.

Amdocs will host a conference call on January 17, 2007 at 5 p.m. Eastern Time to discuss the Company's first quarter results. The call will be carried live on the Internet via www.InvestorCalendar.com and the Amdocs website, www.amdocs.com.


NON-GAAP FINANCIAL MEASURES

This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow, non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP income taxes and effective tax rate and non-GAAP net income. These non-GAAP measures exclude the following items:

o     amortization of purchased intangible assets;

o     restructuring charges;

o     equity-based compensation expense; and

o     tax effects related to the above.

These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs' results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs' results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow, non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP income taxes and effective tax rate and non-GAAP net income, when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs' management uses financial statements that do not include amortization of purchased intangible assets, restructuring charges, equity-based compensation expense, and related tax effects. Amdocs' management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these non-cash expenses in reviewing its results and those of its competitors, because the amounts of the expenses between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the expenses.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of service, research and development, selling, general and administrative, operating income, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments.

Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

ABOUT AMDOCS

Amdocs combines innovative software and services with deep business knowledge to accelerate implementation of integrated customer management by the world's leading service providers. By delivering a comprehensive portfolio of software and services that spans the customer lifecycle, Amdocs enables service companies to deliver an intentional customer experienceTM, which results in stronger, more profitable customer relationships. Service providers also benefit from a rapid return on investment, lower total cost of ownership and improved operational efficiencies. A global company with revenue of $2.48 billion in fiscal 2006, Amdocs has over 16,000 employees and serves customers in more than 50 countries around the world. For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs ability to grow in the business markets that it serves, Amdocs ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company's products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, the Company specifically disclaims any obligation to do so. These and other risks are discussed at greater length in the Company's filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2006, filed on December 13, 2006.


CONTACT:
Thomas G. O'Brien
Treasurer and Vice President of Investor Relations
Amdocs Limited
314-212-8328
E-mail: dox_info@amdocs.com

                                 AMDOCS LIMITED
                        CONSOLIDATED STATEMENTS OF INCOME
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                  THREE MONTHS ENDED
                                                      DECEMBER 31,
                                                -----------------------
                                                  2006           2005
                                                ---------      --------
Revenue:
  License                                       $ 31,744       $ 31,661
  Service                                        659,288        555,367
                                                --------       --------
                                                 691,032        587,028
Operating expenses:
  Cost of license                                  1,069          1,062
  Cost of service                                435,121        374,051
  Research and development                        60,468         43,114
  Selling, general and administrative             89,170         78,550
  Amortization of purchased intangible
     assets                                       17,698          7,572
                                                --------       --------
                                                 603,526        504,349
                                                --------       --------
Operating income                                  87,506         82,679

Interest income and other, net                    11,739          8,414
                                                --------       --------
Income before income taxes                        99,245         91,093

Income taxes                                       5,903         15,759
                                                --------       --------
Net income                                      $ 93,342       $ 75,334
                                                ========       ========
Basic earnings per share                        $   0.45       $   0.38
                                                ========       ========
Diluted earnings per share (1)                  $   0.42       $   0.36
                                                ========       ========
Basic weighted average number of shares
   outstanding                                   206,450        200,525
                                                ========       ========
Diluted weighted average number of shares
   outstanding                                   222,718        214,871
                                                ========       ========

(1) To reflect the impact of assumed conversion of the convertible notes, $985 and $1,000, representing interest expense and amortization of issuance costs, were added back to net income for the three months ended December 31, 2006 and 2005, respectively, for the purpose of computing diluted earnings per share.

                                 AMDOCS LIMITED
                           SELECTED FINANCIAL METRICS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                        THREE MONTHS ENDED
                                                           DECEMBER 31,
                                                   ---------------------------
                                                     2006             2005
                                                   ----------       ----------
Revenue                                            $691,032          $587,028

Non-GAAP operating income                           120,529           101,311

Non-GAAP net income                                 118,116            89,975

Non-GAAP diluted earnings per share (1)            $   0.53          $   0.42

Diluted weighted average number of shares
   outstanding                                      222,718           214,871

(1) To reflect the impact of assumed conversion of the convertible notes, $985 and $1,000, representing interest expense and amortization of issuance costs, were added back to net income for the three months ended December 31, 2006 and 2005, respectively, for the purpose of computing diluted earnings per share.

                                 AMDOCS LIMITED
       RECONCILIATION OF SELECTED FINANCIAL METRICS FROM GAAP TO NON-GAAP
                                 (IN THOUSANDS)

                                                                      THREE MONTHS ENDED
                                                                      DECEMBER 31, 2006
                                     ----------------------------------------------------------------------------------
                                                                     RECONCILIATION ITEMS
                                                 -------------------------------------------------------
                                                   AMORTIZATION OF      EQUITY BASED                           NON-GAAP
                                       GAAP           PURCHASED         COMPENSATION         TAX EFFECT
                                                  INTANGIBLE ASSETS       EXPENSE
                                     ----------------------------------------------------------------------------------
Operating expenses:
  Cost of license                    $  1,069          $     --           $     --           $    --           $  1,069
  Cost of service                     435,121                --             (6,322)               --            428,799
  Research and development             60,468                --             (1,778)               --             58,690
  Selling, general and
     administrative                    89,170                --             (7,225)               --             81,945
  Amortization of purchased
     intangible assets                 17,698           (17,698)                --                --                 --
                                     ----------------------------------------------------------------------------------
Total operating expenses              603,526           (17,698)           (15,325)               --            570,503
                                     ----------------------------------------------------------------------------------

Operating income                       87,506            17,698             15,325                --            120,529
                                     ----------------------------------------------------------------------------------

Income taxes                            5,903                --                 --             8,249             14,152
                                     ----------------------------------------------------------------------------------

Net income                           $ 93,342          $ 17,698           $ 15,325           $(8,249)          $118,116
                                     ----------------------------------------------------------------------------------



                                                                      THREE MONTHS ENDED
                                                                      DECEMBER 31, 2005
                                     ----------------------------------------------------------------------------------
                                                                     RECONCILIATION ITEMS
                                                 -------------------------------------------------------
                                                   AMORTIZATION OF      EQUITY BASED                           NON-GAAP
                                       GAAP           PURCHASED         COMPENSATION         TAX EFFECT
                                                  INTANGIBLE ASSETS       EXPENSE
                                     ----------------------------------------------------------------------------------
Operating expenses:
  Cost of license                    $  1,062          $    --           $     --           $    --           $  1,062
  Cost of service                     374,051               --             (4,355)               --            369,696
  Research and development             43,114               --             (1,089)               --             42,025
  Selling, general and
     administrative                    78,550               --             (5,616)               --             72,934
  Amortization of purchased
     intangible assets                  7,572           (7,572)                --                --                 --
                                     ---------------------------------------------------------------------------------
Total operating expenses              504,349           (7,572)           (11,060)               --            485,717
                                     ---------------------------------------------------------------------------------

Operating income                       82,679            7,572             11,060                --            101,311
                                     ---------------------------------------------------------------------------------

Income taxes                           15,759               --                 --             3,991             19,750
                                     ---------------------------------------------------------------------------------

Net income                           $ 75,334          $ 7,572           $ 11,060           $(3,991)          $ 89,975
                                     ---------------------------------------------------------------------------------

                                 AMDOCS LIMITED
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)




                                                                                        AS OF
                                                                            ------------------------------
                                                                            DECEMBER         SEPTEMBER 30,
                                                                            31, 2006             2006
                                                                            ---------        -------------
ASSETS

Current assets
Cash, cash equivalents and short-term interest-bearing investments         $1,018,530        $  979,381
Accounts receivable, net, including unbilled of $60,866 and $54,117
   respectively                                                               419,438           425,805
Deferred income taxes and taxes receivable                                    135,534           136,044
Prepaid expenses and other current assets                                      90,724            97,476
                                                                           ----------        ----------
    Total current assets                                                    1,664,226         1,638,706

Equipment, vehicles and leasehold improvements, net                           227,644           220,290
Goodwill and other intangible assets, net                                   1,805,963         1,809,322
Other noncurrent assets                                                       312,860           294,510
                                                                           ----------        ----------
Total assets                                                               $4,010,693        $3,962,828
                                                                           ==========        ==========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Accounts payable and accruals                                              $  567,004        $  597,107
Short-term portion of capital lease obligations and other financing
   arrangements                                                                 1,985             1,963
Deferred revenue                                                              211,212           253,376
Deferred income taxes and taxes payable                                       173,557           179,241
                                                                           ----------        ----------
    Total current liabilities                                                 953,758         1,031,687
0.50% Convertible notes                                                       450,000           450,000
Noncurrent liabilities and other                                              326,254           326,976
Shareholders' equity                                                        2,280,681         2,154,165
                                                                           ----------        ----------
Total liabilities and shareholders' equity                                 $4,010,693        $3,962,828
                                                                           ==========        ==========

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